

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2019

Robert Rasmus
Chief Executive Officer
Hi-Crush Inc.
1330 Post Oak Blvd., Suite 600
Houston, Texas 77056

>   **Re: Hi-Crush Inc.**
>   **Registration Statement on Form S-3**
>   **Filed June 14, 2019**
>   **File No. 333-232140**

Dear Mr. Rasmus:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Killoy at 202-551-7576 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining